October 27, 2006

Via facsimile (202-772-9368), Federal Express and EDGAR

Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Met-Pro Corporation
Form 10-K for the Fiscal Year Ended January 31, 2006 filed April 13, 2006
File No. 1-07763

Dear Ms. Shah:

We thank you for taking the time to speak with us on October 20, 2006. Your input was very helpful, and we hope that our responses adequately reflect our discussion and resolve the issues in the comment letters.

1.	Form 10-K for the year ended January 31, 2006, Critical Accounting Policies and Estimates, page 19:

We confirm that, as discussed, we will continue to review the actual results with the projected results used in Flex-Kleen’s annual impairment test. If there is a significant adverse change, we will perform an impairment test in accordance with Paragraph 17 of FASB No. 142 and disclose the results in our quarterly filing(s). In addition, in future filings, we will include the basis for the assumptions used in the impairment model and provide readers with insight on how the assumptions used in past periods compare to actual results. Of course, our annual report on Form 10-K will reflect the results of our annual impairment test.

As requested in your letter, we set forth below the footnote with respect to this disclosure as it would have appeared for the fiscal year ended January 31, 2006:

“Costs in excess of net assets of businesses acquired:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141, which was effective for business combinations completed after June 30, 2001, requires, among other things, that (1) the purchase method of accounting be used for all business combinations, (2) specific criteria be established for the recognition of intangible assets separately from goodwill and (3) additional information about acquired intangible assets be provided. SFAS No. 142, which became effective for the Company as of February 1, 2002, primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Among other things it requires that goodwill not be amortized for financial statement purposes; instead, management is required to test goodwill for impairment at least annually. The Company performed its annual impairment test for each reporting unit in the fourth quarter of the fiscal year ended January 31, 2006 using a fair value approach. The test for goodwill impairment involves significant judgment in estimating projections of fair value generated through  future performance of each of the  reporting units  which comprise our operating  segments. In calculating the  fair value of the reporting units using the present value of estimated future cash flow method, we rely on a number of assumptions including sales and related gross margin projections, operating margins, anticipated working capital requirements and market rate of returns used in discounting projected cash flows. These assumptions were based upon markets and industries outlooks, our business plans and historical data. Inherent uncertainties exist in determining and applying such factors. The discount rate used in the projection of fair value represents a weighted average cost of capital applicable to Met-Pro Corporation.

No impairment was present upon performing this test, since the fair value of each reporting unit exceeded its carrying value, including goodwill. At January 31, 2006, costs in excess of net assets of businesses acquired associated with the Company’s two business segments totaled $20,798,913.

The changes in the carrying amount of costs in excess of net assets of businesses acquired by business segment for the fiscal year ended January 31, 2006 are as follows:

Product Recovery/
Pollution Control	Fluid Handling
Equipment	Equipment	Total
Balance as of February 1, 2005	$19,066,431	$1,732,482	$20,798,913
Goodwill acquired during the period	-	-	-
Balance as of January 31, 2006	$19,066,431	$1,732,482	$20,798,913
”

2.	Form 10-K for the year ended January 31, 2006, Note 10 - Other Income/(Expense), Net, page 45:

a) After considering the points which were raised in our telephone conference, we wish to advise that we will comply with your request in future filings and will include similar expenses before income from operations and reclassify previous periods presented in these future filings.

As we stated during the telephone call, our view is that a restatement of past filings is not beneficial. That view is based upon the following: We note that the restatement of this expense in previous filings is a reclassification which will have no impact upon earnings per share, net income and/or equity for fiscal years ended January 31, 2005 and 2004. Secondly, there was extensive disclosure both in MD&A and in the financial statements of our treatment of these expenses. Finally, we note that the $1,292,242 expense in fiscal year ended January 31, 2004 will cease to be used as a comparison in future filings, and also that the $135,292 expense in fiscal year ended January 31, 2005 is not material. We believe that the extensive disclosure in MD&A adequately explained the impact of expenses so that no restatement is necessary.

b) Regarding the gains and losses on the sale of property and equipment, we will comply with your request in future filings and include these expenses prior to income from operations.

Our view is that the gain and loss on the sale of property and equipment totaling ($13,131), $6,358 and ($24,906) for fiscal years ended January 31, 2006, 2005 and 2004 are not material. Moreover, we note that this change which is a reclassification will have no effect upon earnings per share, net income and/or equity. Accordingly, we not believe that a restatement is beneficial. We propose to reclassify gains and losses on the sale of property and equipment pertaining to previous years in future filings and clearly explain this reclassification in our filings.

3.	Form 10-K for the year ended January 31, 2006, Note 11 - Business Segment Data, page 45:

We analyze segment disclosure on an annual basis and in January 2003, in response to a comment letter from the SEC, concluded that two segments reflected the proper presentation. However, your comment letter caused us to accelerate the date of our annual analysis of segment presentation. In our current analysis, in reviewing the requirements of FASB No. 131, we wish to call attention to the following:

a)
Paragraph 4 of FASB No. 131 provides “The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.” In this regard, our management structure is as follows (also see Exhibit A attached):

i)	Our President and Chief Executive Officer is considered the “chief operating decision maker” as defined by Paragraph 12 of FASB No. 131.
ii)
On March 10, 2006, our Board elected two individuals to be Executive Vice Presidents, with one being responsible for the three product lines within the Fluid Handling Equipment Segment we now propose, and the other being responsible for the four product lines within the Product Recovery/Pollution Control Equipment Segment we now propose (see Exhibit B attached). The Executive Vice Presidents are considered “segment managers” as defined by Paragraph 14 of FASB No. 131.

b)
Pursuant to the criteria of Paragraph 17 of FASB No. 131, as a result of the change in management structure as stated in part “a” section “ii” above as well as the evolution of our businesses, we now believe that we should increase the number of reportable operating segments from two to three. The three reportable operating segments are:

Fluid Handling Equipment Segment:
Dean pumps product line
Fybroc pumps product line
Sethco pumps product line

Product Recovery/Pollution Control Equipment Segment:
Flex-Kleen product line
Strobic Air product line
Duall product line
Systems product line

Filtration and Purification Segment:
Keystone Filter product line
Mefiag product line
Mefiag BV product line
Pristine Water Solutions product line

The effect is that the product lines included in the Fluid Handling Equipment segment and the Product Recovery/Pollution Control Equipment segment meet the criteria of Paragraph 17 of FASB No. 131 (see Exhibit C) and account for 77% of the total consolidated revenue of the Company in accordance with Paragraph 20 of FASB No. 131. The product lines in the new Filtration and Purification segment are each less than 10% of the consolidated revenues of the Company and meet the majority of the criteria of Paragraph 17 of FASB No. 131 (see Exhibit C) as defined in Paragraph 19.

The following is our analysis as to economic characteristics of each these reportable operating segments:

i)    The new Fluid Handling Equipment segment includes the Dean Pump, Fybroc and Sethco centrifugal pump product lines. Each of these product lines are sold worldwide to a broad range of markets through an extensive network of distributors at similar discounts. The gross margins on the pumps and pump parts sales are also similar. The overall gross margin for each product line, however, can vary due to the difference in product mix (i.e. the mix of original pump sales versus pump parts sales) within each product line and the total sales volume within each product line, which impacts the overhead absorption for a product line. The impact of product mix and overhead absorption can vary from quarter to quarter and fiscal year to fiscal year. Also, as disclosed in our Quarterly Report on Form 10-Q for the periods ended July 31, 2006 and April 30, 2006, in order to achieve better operational efficiencies, we relocated in the fiscal year ending January 31, 2007 certain operations which had been conducted in Long Island, New York under the Sethco name, relocating the Sethco pump product line to a building expanded for this purpose where our Fybroc product line is produced and placing this product line under the direct control of the manager of Fybroc and Dean product lines. We relocated the filtration product line of Sethco with our Mefiag product line and placed this product line under the direct control of the manager of the Mefiag product line. As a result of these changes, the Company no longer maintains separate financial reporting for the Sethco or Fybroc product lines. The Fybroc/Sethco and Dean product lines are now managed by one segment manager (i.e. Executive Vice President), sold by one sales group and purchase materials through one purchasing group. Additionally, we note the segment manager’s (i.e. Executive Vice President) incentive plan is based upon the financial results of the combined three product lines which we now propose to call the Fluid Handling Equipment segment.

ii)   The new Product Recovery/Pollution Control Equipment segment includes the Duall, Flex-Kleen, Strobic Air and Systems product lines. Each of these product lines is sold worldwide to a broad range of markets through an extensive network of sales representatives. The product lines in this segment are engineered to order products, requiring a relatively high level of engineering and drafting. The gross margins for the original equipment and parts sales are similar. The overall gross margin for each product line, however, can vary due to the difference in product mix (i.e. the mix of original equipment sales versus parts sales and the mix of project sales versus standard product sales) within each product line. The gross margins in these product lines are also impacted by total sales volume due to the high level of fixed engineering and drafting expenses required. The impact of product mix and overhead absorption can vary from quarter to quarter and fiscal year to fiscal year. In addition, the product lines in this reporting segment are often combined together as a single solution to the end customer. The gross margins for the Systems product line in the fiscal year ended 2006 as quoted to customers were similar to the gross margins of other product lines in this segment but this product line’s resulting gross margins were negatively impacted due to profit erosion resulting from poor estimating and design and execution errors on a small number of larger projects.  Similarly, in fiscal year ended 2005, the gross margins for the Systems product line were significantly lower than the other product lines in this segment due to low sales volume, which resulted in fixed engineering and drafting costs not being spread over a higher forecasted sales level. With the exceptions of significant spikes or drops in sales volume or profit erosion due to execution errors, the gross margins of the product lines in this segment have been similar. Additionally, we note that the segment manager’s (i.e. Executive Vice President) incentive plan is based upon the financial results of the combined four product lines which we now propose to call the Product Recovery/Pollution Control Equipment segment.

iii)   The new Filtration and Purification segment, which includes the Keystone Filter, Mefiag, Mefiag BV and Pristine Water Solutions product lines, include a high number of less complex units and products with lower unit prices. The product lines in this segment are each less than 10% of the sales of the Company and meet the majority of the criteria of Paragraph 17 of FASB 131 as defined in Paragraph 19.

In all future filings we will report these three segments and reclassify prior periods.

The changes we have made to our organization this year constitute a fundamental reorganization. As a result of this fundamental change in our organization a restatement of previously reported segment information would not only be very difficult and expensive for the Company, but also impracticable. In addition, we note that this new manner of segment presentation will have no impact on our earnings per share, net income and/or equity for prior periods. Therefore, we believe that a restatement of previously reported segment information is not beneficial, and we propose to provide current-period segment information on both the old and new bases of segmentation in the year in which the change occurred, which is this current year.

4.	Form 10-K for the year ended January 31, 2006, Note 13 - Contingencies, page 46:

5.	Form 10-K for the year ended January 31, 2006, Note 13 - Contingencies, page 46:

We also wish to confirm our discussion on this comment that at January 31, 2006, the Company had two pending non-asbestos cases. In both of these cases, our counsel was of the view that a loss was not probable. At our fiscal year ended January 31, 2006, we set up a liability to cover estimated legal fees of $25,000.

Our proposed disclosure with respect to this comment is as follows:

“The Company is also party to a small number of other legal proceedings arising in the ordinary course of business. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based upon the present information including the Company’s assessment of the facts of each particular claim as well as accruals, the Company believes that no pending proceeding will have a material adverse impact upon the Company’s results of operations, liquidity, or financial condition.”

6.	Form 10-Q for the Fiscal Quarter Ended April 30, 2006 and July 31, 2006, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16:

As of the second quarter ended July 31, 2006, the actual net sales and profits for our Flex-Kleen product line have exceeded the projections used in our annual impairment model and in addition the backlog as of July 31, 2006 for this reporting unit totaled $5.5 million or an increase of 55% over the same period of last year. The loss on the large Product Recovery/Pollution Control segment project was related to profit erosion on a Systems thermal oxidizer.

Since Flex-Kleen’s actual results exceeded the projected results used in the annual impairment model, we were not required to perform a revised impairment test, in accordance with Paragraph 17 of FASB No. 142.

We will provide the information requested in your comment letter and enhance our disclosures in future filings to provide insight on these issues to our investors.

7.	Form 10-Q for the Fiscal Quarter Ended April 30, 2006 and July 31, 2006, General:

After reviewing your comments with our outside auditors and audit committee, we are satisfied that our financial statements do not contain any errors and may be relied upon by investors and we believe that a Form 8-K filing is in no way warranted.

In connections with the responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the above information provides all the information your comment letters required. After your review, I look forward to speaking with you regarding any open items.

Sincerely,

/s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finance

Exhibit B

date:	March 10, 2006
for release:	Immediate
contact:	Investor Contact:
Gary J. Morgan, Vice President of Finance, CFO
215-723-6751, gmorgan@met-pro.com

Met-Pro Corporation Names Executive Vice Presidents

Harleysville, PA, March 10 - Raymond J. De Hont, Chairman and Chief Executive Officer of Met-Pro Corporation (NYSE:MPR), announced today that James G. Board and Paul A. Tetley have been named Executive Vice Presidents of the Company.

Mr. Board has served as Vice President and General Manager of the Company's Dean Pump and Fybroc Divisions since December 2000.  In Frebruary 2006, he assumed the additional responsibilities for the management of the Company's Sethco Division, giving him worldwide responsibility for all Met-Pro pump divisions.

Mr. Tetley has served as Vice President and General Manager of the Company's Strobic Air Corporation since December 1999.  Effective March 1, 2006, he assumed the additional responsibilities of overseeing a platform consisting of the Company's Duall Division, Flex-Kleen Division, Strobic Air Corporation, Systems Division and International Sales Division.

About Met-Pro

Met-Pro Corporation, with headquarters at 160 Cassell Road, Harleysville, Pennsylvania, manufactures and sells product recovery and pollution control equipment for purification of air and liquids and fluid handling equipment for corrosive, abrasive and high temperature liquids. The company, established in 1966, provides products to residential, commercial, industrial and municipal markets that include, but are not limited to, pharmaceuticals, chemicals, petrochemicals, water and aquariums. For more information, please visit www.met-pro.com.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release, and other materials filed or to be filed with the Securities and Exchange Commission (as well as information included in oral or other written statements made or to be made by the Company) contain statements that are forward-looking. Such statements may relate to plans for future expansion, business development activities, capital spending, financing, the effects of regulation and competition, or anticipated sales or earnings results. Such information involves risks and uncertainties that could significantly affect results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to, the cancellation or delay of purchase orders and shipments, product development activities, computer systems implementation, dependence on existing management, the continuation of effective cost and quality control measures, retention of customers, global economic and market conditions, and changes in federal or state laws.

Met-Pro common shares are traded on the New York Stock Exchange, symbol MPR.

To obtain an Annual Report or additional information on the Company, please call 215-723-6751 and ask for the Investor Relations Department, or visit the Company’s Web site at www.met-pro.com.

Exhibit C
ANALYSIS OF SEGMENT CRITERIA

Pollution Control/Product Recovery Equipment Segment

Product Line	Product Applications	Production Processes	Industries Sold To	Methods used to distribute products	2006 Net Sales %
Flex-Kleen	Applications for product recovery, regulatory compliance, and nuisance dust collection	Uses raw materials and materials or parts supplied by subcontractors to manufacture products sold Provide project design and development assistance through turn-key system operation	Food Processing Pharmaceutical Chemical Processing Refinery Laboratories Wastewater Treatment Electronics Oil & Gas Production Paints and Coatings	Sell through regional factory sales reps, territory sales reps and work with engineering firms to specify our products when issuing Request for Quotes	11.75%
Strobic Air	Exhaust systems solutions for pollution abatement, re-entrainment and odor control problems.	Uses raw materials and materials or parts supplied by subcontractors to manufacture products sold Provide project design and development through turn-key system operation	Food Processing Pharmaceutical Chemical Processing Refinery Laboratories Wastewater Treatment Metal Finishing Electronics Oil & Gas Production Paints and Coatings	Sell through regional factory sales reps, territory sales reps and work with engineering firms to specify our products when issuing Request for Quotes	18.94%
Duall	Pollution control systems using single and extended pack fume scrubbers solve most industrial air-pollution problems.	Uses raw materials and materials or parts supplied by subcontractors to manufacture products sold Provide project design and development through turn-key system operation	Food Processing Pharmaceutical Chemical Processing Refinery Laboratories Wastewater Treatment Semiconductor Mfg. Electronics Oil & Gas Production Paints and Coatings	Sell through regional factory sales reps, territory sales reps and work with engineering firms to specify our products when issuing Request for Quotes	11.19%
Systems	Design and Install air pollution control systems	Uses raw materials and materials or parts supplied by subcontractors to manufacture products sold Provide project design and development through turn-key system operation	Food Processing Pharmaceutical Chemical Processing Refinery Laboratories Wastewater Treatment Metal finishing Paints and coatings Electronics Oil & Gas Production Paints and Coatings	Sell through regional factory sales reps, territory sales reps and work with engineering firms to specify our products when issuing Request for Quotes	8.12%

Exhibit C
ANALYSIS OF SEGMENT CRITERIA

Fluid Handling Equipment Segment

Product Line	Applications	Production Processes	Industries Sold To	Methods used to distribute products	2006 Net Sales %
Dean Pump	High temperature liquids process pumps Air cooled thermal liquid pumps ANSI chemical process pumps Self-priming chemical process pumps Chemical duty in-line pumps Industrial in-line pumps Magnetic drive pumps API type pumps Vertical sump pumps	Use combination of self-made parts, outside-made parts and purchased parts for final assembly of pumps	Chemical Petrochemcial Plants Power Plants Pharmaceutical mgfr Food processors Refinery Pulp and Paper Steel Aquaculture/aquariums Metal Finishing Semiconductor fabrication Wastewater Treatment	Sold thru factory Sales Force And Network of Independent Distributors	9.07%
Fybroc	Fiberglass Reinforced Pumps Horizontal pumps Vertical cantilever pumps Close-coupled pumps Self-priming pumps Vertical pumps Vertical dry pit pumps Magnetic drive pumps ISO pumps Epoxy resin pumps Fiberglass baseplates	Use combination of self-made parts, outside-made parts and purchased parts for final assembly of pumps	Chemical Petrochemcial Plants Power Plants Pharmaceutical mgfr Food processors Refinery Pulp and Paper Steel Aquaculture/aquariums Metal Finishing Semiconductor fabrication Wastewater Treatment	Sold thru factory Sales Force And Network of Independent Distributors	12.11%
Sethco	Drum pumps Mag-drive pumps Sealless vertical pumps Sump pumps Self-priming pumps	Use combination of self-made parts, outside-made parts and purchased parts for final assembly of pumps	Chemical Petrochemcial Plants Power Plants Pharmaceutical mgfr Food processors Refinery Pulp and Paper Steel Aquaculture/aquariums Metal Finishing Semiconductor fabrication Wastewater Treatment	Sold thru factory Sales Force And Network of Independent Distributors	6.46%

Exhibit C
ANALYSIS OF SEGMENT CRITERIA

Filtration and Purification Segment

Product Line	Applications	Production Processes	Industries Sold To	Methods used to distribute products	2006 Net Sales %
Keystone	Filter chambers Bag filters Carbon treatment chambers & systems Filter cartridges carbon cartridges	Use combination of self-made parts, outside-made parts and purchased parts for final assembly of pumps	Chemical Petrochemcial Plants Power Plants Pharmaceutical mgfr Food processors Refinery Pulp and Paper Steel Aquaculture/aquariums Metal Finishing Semiconductor fabrication Wastewater Treatment	Sold thru factory Sales Force And Network of Independent Distributors	4.92%
Mefiag USA	Filter chambers Bag filters Carbon treatment chambers & systems Filter cartridges carbon cartridges	Use combination of self-made parts, outside-made parts and purchased parts for final assembly of pumps	Chemical Petrochemcial Plants Power Plants Pharmaceutical mgfr Food processors Refinery Pulp and Paper Steel Aquaculture/aquariums Metal Finishing Semiconductor fabrication Wastewater Treatment	Sold thru factory Sales Force And Network of Independent Distributors	3.38%
Mefiag BV	Filter chambers Bag filters Carbon treatment chambers & systems Filter cartridges carbon cartridges	Use combination of self-made parts, outside-made parts and purchased parts for final assembly of pumps	Chemical Petrochemcial Plants Power Plants Pharmaceutical mgfr Food processors Refinery Pulp and Paper Steel Aquaculture/aquariums Metal Finishing Semiconductor fabrication Wastewater Treatment	Sold thru factory Sales Force And Network of Independent Distributors	7.31%
Pristine Water	Cartridges containing chemicals for corrosion inhabitation Provides water treatment line of chemicals	Uses raw materials and materials supplied by subcontractors to manufacture products sold	Water Treatment Plants Plumbers Hospitals Schools Distributors	Sell through regional factory sales reps, territory sales reps and work with engineering firms to specify our products when issuing Request for Quotes	6.74%